FIRST WATCH RESTAURANT GROUP, INC.

8725 Pendery Place, Suite 201

Bradenton, FL 34201

November 14, 2022

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Rucha Pandit

Re:	First Watch Restaurant Group, Inc.

Registration Statement on Form S-3 (File No. 333-268197)

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (File No. 333-268197) (the “Registration Statement”), of First Watch Restaurant Group, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.01 per share.

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on November 16, 2022 or as soon as practicable thereafter.

Please call Alexander D. Lynch at (212) 310-8971, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours, First Watch Restaurant Group, Inc.

By:	/s/ Jay Wolszczak
Name: Jay Wolszczak
Title: Chief Legal Officer, General Counsel and Secretary